UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of October 2003

AssistGlobal Technologies Corp. (formerly IGN Internet Global Network Inc.)

 (Translation of registrant's name into English)

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   [X]

Form 40-F  [  ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [X]

No [  ]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-3679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AssistGlobal Technologies Corp.

(Registrant)

"Peeyush K. Varshney"

Date:   October 28, 2003

_________________________________

Mr. Peeyush K. Varshney, Secretary

ASSISTGLOBAL TECHNOLOGIES CORP.
October 7, 2003
(No.2003-10-05)

AssistGlobal Launches MicroViewFM Version 2.6

Vancouver, BC - October 7, 2003, - AssistGlobal Technologies Corp.  (NASD OTC BB: AGBTF) (the "Company") is pleased to announce the launch of MicroView FM Version 2.6. This fully updated version of the mobile technology includes many improvements to existing MicroView functionality as well as a host of new features including Inspections and Surveys for Condition Assessment and Parts Inventory Management.  Orders are now being shipped worldwide.

MicroView FM mobile technology helps clients reduce operational and infrastructure costs by up to 30%.  End users and dealers alike are praising the new product version.  Janis Phelps of Terminal Velocity FM, LLC in Nashua, New Hampshire, says,   " We have nothing but praise for the flexibility and ease of use of these new tools".

AssistGlobal will be formally launching MicroView FM 2.6 to industry professionals at the upcoming World Workplace Conference in Dallas, Texas, being held from October 19th to the 21st, 2003.

About Terminal Velocity FM, LLC:

Terminal Velocity FM, LLC is the premier computer aided facilities and infrastructure management consulting firm in New England. Founded in 1989 Terminal Velocity has been providing clients with easy-to-use enterprise solutions in the facilities and infrastructure management field. Some of the clients using their services include Compaq Computer Corporation, Sun Microsystems Inc., Harvard Medical School and Gillette.

About AssistGlobal:

Software Sales

AssistGlobal develops and sells a suite of software solutions: MicroView FM and MicroView HVAC & Electrical Modules for ARCHIBUS/FM(TM).  Two new software titles are expected for release within the next twelve months, including the upcoming Microview Parking Manager.  Some of the clients using these technologies include Blue Cross Blue Shield (North Carolina), Intrawest, Vancouver Coastal Health Authority, Tiffany's (New York), Santa Clara Valley Health & Hospital, Princeton University, House of Commons (Ottawa), US Navy, National Aeronautics and Space Administration (NASA) and British Columbia Institute of Technology (BCIT).

Application Hosting

AssistGlobal provides turnkey hosted solutions for Project & Facility Management software applications.  AssistGlobal hosts specialty, vertical applications including products from Primavera Systems Inc. and Archibus Inc. Applications are securely delivered to clients via the internet enabling global access to central data for geographically dispersed companies.  AssistGlobal hosting clients include Stuart Olson Construction, Kenonic Controls, Macromedia and Skanska - Chant and Stantec.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

email: info@assistglobal.com    website: www.assistglobal.com

Custom Solutions

AssistGlobal works with clients to provide custom solutions.  Solutions include custom application development and deployment, and enterprise systems integration.

On behalf of the Board of Directors,

                        For further information please contact:

"Sokhie S. Puar"

Tangent Management Corp.

Suite 880 - 1140 West Pender St.

Sokhie S. Puar

P.O. Box 30

Director

Vancouver, BC, V6E 4G1

Phone: 604-642-0115

Toll Free: 866-345-0115

Email: tangentnews@telus.net

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

email: info@assistglobal.com    website: www.assistglobal.com

ASSISTGLOBAL TECHNOLOGIES CORP.
October 15, 2003
(No.2003-10-06)

Vice President of Business Development Joins AssistGlobal

Vancouver, BC - October 15, 2003, - AssistGlobal Technologies Corp.  (NASD OTC BB: AGBTF) (the "Company") is pleased to announce that Richard Variyan has joined the Company as its new Vice President of Business Development.

Prior to joining the Company, Mr. Variyan has held senior positions with Portal Software, Lucent Technologies and Data General. He recently held the positions of Portal Software's Regional Sales Manager for South East Asia and for Africa, providing billing solutions for the telecom market. In these roles, he proposed and negotiated successful relationships with local Asian and South African IT business partners. Together, with these partners, Mr. Variyan helped secure large contracts and long-lasting relationships with companies such as Vodacom South Africa and Telecom Indonesia.

Mr. Variyan also held the position of Major Accounts Sales Manager UK and Holland with the Software Products Group at Lucent Technologies, based in London, England. Prior to joining Lucent Technologies, Mr. Variyan was responsible for healthcare sales for Data General in Western Canada.

Mr. Variyan joined the AssistGlobal Team in October 2003 as Vice President of Business Development and is focused on developing global partner relationships with Primavera and Archibus. He will also be leading the global expansion of the Company's MicroView software line and Application Hosting businesses. Mr. Variyan states, "it's great to be here at AssistGlobal.  On a personal level, it is inspiring to join a team that is so dedicated and focused on success.  The real key to any company's success is the people. I am proud to join such a capable and enthusiastic team.  It is clear that the team has embraced the future and is doing everything possible to reach the ambitious and achievable goals we have set for ourselves."

About AssistGlobal:

Software Sales

AssistGlobal develops and sells a suite of software solutions: MicroView FM and MicroView HVAC & Electrical Modules for ARCHIBUS/FM(TM).  Two new software titles are expected for release within the next twelve months, including the upcoming Microview Parking Manager.  Some of the clients using these technologies include Blue Cross Blue Shield (North Carolina), Intrawest, Vancouver Coastal Health Authority, Tiffany's (New York), Santa Clara Valley Health & Hospital, Princeton University, House of Commons (Ottawa), US Navy, National Aeronautics and Space Administration (NASA) and British Columbia Institute of Technology (BCIT).

Application Hosting

AssistGlobal provides turnkey hosted solutions for Project & Facility Management software applications.  AssistGlobal hosts specialty, vertical applications including products from Primavera Systems Inc. and Archibus Inc. Applications are securely delivered to clients via the internet enabling global access to central data for geographically dispersed companies.  AssistGlobal hosting clients include Stuart Olson Construction, Kenonic Controls, Macromedia and Skanska - Chant and Stantec.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

email: info@assistglobal.com    website: www.assistglobal.com

Custom Solutions

AssistGlobal works with clients to provide custom solutions.  Solutions include custom application development and deployment, and enterprise systems integration.

On behalf of the Board of Directors,

                        For further information please contact:

"Sokhie S. Puar"

Tangent Management Corp.

Suite 880 - 1140 West Pender St.

Sokhie S. Puar

P.O. Box 30

Director

Vancouver, BC, V6E 4G1

Phone: 604-642-0115

Toll Free: 866-345-0115

Email: tangentnews@telus.net

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

email: info@assistglobal.com    website: www.assistglobal.com

ASSISTGLOBAL TECHNOLOGIES CORP.
October 27, 2003
(No.2003-10-07)

AssistGlobal Files For CNQ Listing

Vancouver, BC - October 27th, 2003, - AssistGlobal Technologies Corp.  (NASD OTC BB: AGBTF) (the "Company") is pleased to announce that it has submitted an initial application to have its shares listed for trading on the new Canadian Trading and Quotation System Inc. ("CNQ").

Catherine Stauber, CEO of AssitGlobal, states, "We are pleased to inform the public that the Company has made an application to have its shares listed for trading on the CNQ. The listing is being pursued to facilitate access to trading in the Company's shares for investors and investment dealers in Canada."

About CNQ:

CNQ is an innovative new stock market for trading the equity securities of emerging companies. CNQ's unique market model matches enhanced disclosure and streamlined issuer regulation with leading edge technology and comprehensive regulatory oversight to meet the needs and characteristics of emerging companies, their investors and investment dealers.

About AssistGlobal:

Software Sales

AssistGlobal develops and sells a suite of software solutions: MicroView FM and MicroView HVAC & Electrical Modules for ARCHIBUS/FM(TM).  Two new software titles are expected for release within the next twelve months, including the upcoming Microview Parking Manager.  Some of the clients using these technologies include Blue Cross Blue Shield (North Carolina), Intrawest, Vancouver Coastal Health Authority, Tiffany's (New York), Santa Clara Valley Health & Hospital, Princeton University, House of Commons (Ottawa), US Navy, National Aeronautics and Space Administration (NASA) and British Columbia Institute of Technology (BCIT).

Application Hosting

AssistGlobal provides turnkey hosted solutions for Project & Facility Management software applications.  AssistGlobal hosts specialty, vertical applications including products from Primavera Systems Inc. and Archibus Inc. Applications are securely delivered to clients via the internet enabling global access to central data for geographically dispersed companies.  AssistGlobal hosting clients include Stuart Olson Construction, Kenonic Controls, Macromedia and Skanska - Chant and Stantec.

Custom Solutions

AssistGlobal works with clients to provide custom solutions.  Solutions include custom application development and deployment, and enterprise systems integration.

On behalf of the Board of Directors,

                        For further information please contact:

"Sokhie S. Puar"

Tangent Management Corp.

Suite 880 - 1140 West Pender St.

Sokhie S. Puar

P.O. Box 30

Director

Vancouver, BC, V6E 4G1

Phone: 604-642-0115

Toll Free: 866-345-0115

Email: tangentnews@telus.net

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

email: info@assistglobal.com    website: www.assistglobal.com